Exhibit Q

To all Holders of 8% Convertible Fixed
Life Aggregated Securities of AmeriData Delaware, L.L.C.
(the "Preferred Securities")

          As you are aware, AmeriData Technologies, Inc. ("AmeriData") has signed an Agreement and Plan of Merger (the "Merger Agreement"), providing for the merger (the "Merger") of AmeriData with a wholly-owned subsidiary of General Electric Capital Corporation ("GE Capital"). The Merger Agreement contemplates a tender offer by a GE Capital subsidiary at $16.00 per share of AmeriData common stock, followed by a merger of that subsidiary into AmeriData. As a result of the Merger, AmeriData will become an indirect, wholly-owned subsidiary of GE Capital.

          Your Preferred Securities may not be tendered directly into the tender offer. You must first convert the Preferred Securities into AmeriData common stock and tender your certificate(s) for the AmeriData common stock into the tender offer. To convert your Preferred Securities into AmeriData common stock, you must deliver an irrevocable notice (the "Conversion Notice") to AmeriData Delaware, L.L.C. ("AmeriData Delaware")(which can be done through AmeriData) setting forth the number of Preferred Securities to be converted and the name or names in which the shares of AmeriData common stock should be issued. As promptly as practicable after receipt of the Conversion Notice, AmeriData Delaware (through AmeriData) will distribute such shares of AmeriData common stock to you in exchange for your Preferred Securities. The Conversion Notice is included as a part of the security for holders with physical certificates representing their Preferred Securities.

          If you are not a holder of a physical certificate for your Preferred Securities, you must notify the institution in whose name your Preferred Securities are held of record in the Depository Trust Company ("DTC") system in order to convert your Preferred Securities to AmeriData common stock. This is likely to be the broker dealer, bank or other institution through which you initially purchased your Preferred Securities. If your Preferred Securities are held in the DTC system, you will be able to convert those Preferred Securities by book entry. You may also tender into the tender offer your common stock received upon conversion by book entry, as will be described in full in the Offer to Purchase relating to the tender offer you will receive shortly. The only way for you to receive the $16.00 per share tender offer price is to convert your Preferred Securities into AmeriData common stock.

          This letter shall not be deemed an offer to purchase any security of AmeriData. The tender offer for AmeriData common stock will be made solely pursuant to an Offer to

Purchase and the related documents you will receive shortly.

          Preferred Securities shall be deemed to have been converted immediately prior to the close of business on the day on which the Notice of Conversion is validly delivered to AmeriData (the "Conversion Date"). If you convert your Preferred Securities, you will be treated for all purposes as a record holder of AmeriData common stock as of the Conversion Date.

          If you have any questions with respect to the foregoing, please call Jonathan Freedman of Dewey Ballantine at
(212) 259-6680.


                              Yours truly,

                              AMERIDATA TECHNOLOGIES, INC.,
                                as Manager of
                                AmeriData Delaware, L.L.C.


                              By:
                                   ------------------------------
                                   Name:
                                   Title: